Exhibit 99.1

Brookfield Asset Management Inc.

News Release

 Investors, analysts and other interested parties can access Brookfield Asset Management’s year end 2011 Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The year end 2011 Results conference call can be accessed via webcast on February 17, 2012 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 11 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES
YEAR END ‒ 2011 FINANCIAL RESULTS AND DIVIDEND INCREASE
$3.7 billion of consolidated net income, $2.0 billion for Brookfield shareholders
Dividend increased 8% to annualized 56 cents per share

TORONTO, February 17, 2012 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced its financial results for the quarter and year ended December 31, 2011. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three months ended December 31		Years ended December 31
US millions (except per share amounts)	2011	2010	2011	2010

Total return1
– for Brookfield shareholders	$1,868	$419	$3,345	$2,054

Net income
– total	$960	$2,071	$3,674	$3,195
– for Brookfield shareholders	588	1,089	1,957	1,454

Funds from operations1
– total	$611	$447	$2,355	$2,196
– for Brookfield shareholders	271	161	1,052	1,106

Per Brookfield share
Total return1	$2.98	$0.66	$5.33	$3.23
Net income	$0.86	$1.80	$2.89	$2.33

1.	Non-IFRS measure. See Basis of Presentation on page 4 for details.

“We have momentum across our global businesses, with growth in assets under management and our investment teams deploying capital into property, power and infrastructure assets. We continue to be focused on increasing our cash flow through both organic growth and opportunistic acquisitions,” commented Bruce Flatt, CEO of Brookfield. “Our performance has been strong throughout a period of economic instability, and virtually all of our operations are growing as the economy continues to recover.”

1 |  Brookfield Asset Management Inc. – 2011 Year End Results

Highlights

We recorded strong financial and operational performance during 2011, and remain well positioned for future growth. We expect to increase the cash we generate and the value of our assets through both organic expansion and new initiatives, using our strong balance sheet and operational expertise. The following list summarizes our more important achievements during the year:

•	We generated Total Return for Brookfield shareholders of $3.3 billion (or $5.33 per share), representing a 14% return, compared to $2.1 billion or 10% in the prior year.

Improved performance and economic conditions in most of our operations contributed to this favourable result. Valuation gains contributed $2.4 billion compared to $1.0 billion in the prior year, while funds from operations were relatively unchanged at $1.0 billion.

•	Net income on a consolidated basis totalled $3.7 billion, of which $2.0 billion (or $2.89 per share) accrued to Brookfield shareholders and represented an important component of Total Return.

This result compares favourably to the $3.2 billion of consolidated net income recorded in 2010, of which $1.5 billion ($2.33 per fully diluted share) accrued to Brookfield shareholders. Comprehensive income, which includes valuation adjustments to our power generation and infrastructure assets in addition to net income, increased to $4.6 billion from $3.4 billion, of which $2.8 billion accrued to Brookfield shareholders (2010 ‒ $1.2 billion).

•	Funds from operations totalled $2.4 billion on a consolidated basis, of which $1.1 billion ($1.51 per share) accrued to Brookfield shareholders.

We achieved improved results across our major business platforms. Investments in certain cyclical businesses that are tied to long-term growth remain below historic levels due to economic weakness, but are expected to outperform over the long term. Our strategy of building global operating units continues to generate strong risk-adjusted returns. Our commercial office business achieved record leasing volumes, our retail unit acquired in 2010 has successfully emerged from its restructuring, our hydro power unit now ranks among the world’s largest public renewable power companies and our infrastructure business is well positioned as a global leader, with a number of growth opportunities.

•	We continued to expand our asset management franchise with both listed and private entities.

We launched a listed global renewable power business that ranks as one of the world’s leading hydro power companies and are advancing capital campaigns for eight private funds with a goal of obtaining further third party commitments of approximately $5 billion.

•	We raised $27 billion of capital in 2011 through asset sales, equity issuance, fund formation and debt financings.

Low interest rates, receptive credit markets and strong investor interest in our income-generating, high quality assets continued to support our capital raising and refinancing initiatives. Our financing activities enhanced our liquidity, refinanced near-term maturities, lowered our cost of capital and extended terms, and funded new investment initiatives. Core liquidity was $3.9 billion at

December 31, 2011.

•	Our operating teams delivered strong organic growth that increased the value and cash flows of our assets.

We leased a record 11 million square feet of commercial office properties, with new rental rates that were on average 10% higher than expiring rents. We recycled capital in our property business by reinvesting $0.6 billion in the acquisition of six office buildings and additional interest in the U.S. Office Fund. We completed construction on four power facilities for close to $1 billion, adding

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280 megawatts of power to a portfolio that now generates energy valued at approximately $1 billion annually.

Our Australian railway began a $600 million expansion that is expected to be completed by 2014, underpinned by take-or-pay contracts with major resource companies. Our Brazilian residential property businesses completed a record R$3.9 billion of launches and R$4.4 billion of contracted sales, reflecting demand for housing from an increasingly affluent population. Our U.S. retail business, focused on high quality, destination shopping centers, is benefitting from continued sales growth and improving terms on leases, after spinning out a portfolio of 30 smaller, neighborhood malls as a new listed entity, which we assisted in forming.

We expanded our real estate services and global relocation businesses through an acquisition that made both among the largest companies respectively in their sectors. Our private equity business has approximately $8 billion invested in promising opportunities, including investments in residential homebuilding, lumber and natural gas, all out of favour sectors which we think will each turn in the foreseeable future.

•	We are working on a number of attractive growth opportunities, including entry into new sectors and regions and the launch of new projects.

We acquired part of the toll road that circles Santiago, Chile, and made our first investment in our Colombia Fund by purchasing an electrical distribution network for $440 million. Australian regulators approved plans to double the size of our coal terminal, already among the largest in the world, and we are now doing a feasibility study on its expansion. We have begun construction on our Texas electricity transmission system, a $750 million project launched two years ago, and expect to complete the network in 2013.

We are moving forward with four new hydro and wind projects in North America and a number of renewable power developments in Brazil that are expected to add 195 megawatts of installed capacity to our operations and cost a total of $650 million. Commercial office development activities are focused on five projects in North America, Australia and the UK that comprise approximately nine million square feet, with a total value once constructed of approximately $7 billion. We launched three new international funds and platforms, two in India and one in Dubai with proven local partners.

•	We are executing our strategy of having flagship public entities in each of our major areas of operational expertise.

The successful launch of our listed global renewable energy partnership and solid performance from our public infrastructure business since it was created in 2008 show there is strong investor support for high quality public entities that deliver growth and attractive cash distributions. The next step in our plan would be the launch of a flagship public real estate partnership this year that would hold all our property assets, and rank among the largest and most diversified real estate businesses, with favourable access to capital. We would maintain a meaningful ownership interest in this entity, which would have a global growth strategy, a market capitalization of approximately $10 billion and a high dividend payout policy, and be listed on the New York and Toronto Stock Exchanges. This initiative should enhance our asset management franchise, and create value for both Brookfield and unitholders in the partnership.

•	We increased our dividend by 8%.

This increase reflects the resumption of our policy of increasing the distributions over time by an amount that corresponds to the growth in cash flow generated from the business, while ensuring we retain additional capital to reinvest in our business.

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Intrinsic Value of Common Equity

The intrinsic value of Brookfield’s common equity was $40.99 per share at December 31, 2011. This includes net tangible asset value of $34.52 per share and $6.47 per share related to the company’s asset management franchise. Please see page 6 of this release for further information on the company’s intrinsic value.

Dividend Declaration

The Board of Directors declared a quarterly dividend of US$0.14 per share (representing US$0.56 per share on an annualized basis), payable on May 31, 2012, to shareholders of record as at the close of business on May 1, 2012. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investors/Stock and Dividend Information.

Basis of Presentation

This news release and accompanying financial statements make reference to total return, funds from operations, invested capital and intrinsic value.

Total return is defined as comprehensive income excluding deferred tax expenses and the impact of foreign currency fluctuations on the long-term capital invested in non U.S. operations, and including incremental valuation adjustments for assets not otherwise revalued under IFRS. Brookfield uses total return to assess the performance of the overall business as well as individual business units.

Funds from operations is defined as net income prior to fair value changes, depreciation and amortization, and future income taxes, and includes certain disposition gains that are not otherwise included in net income as determined under IFRS, and after deducting the associated interests of non- controlling shareholders. Brookfield uses funds from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

Invested capital represents the capital invested by the company in its operations on a segmented basis, net of the underlying liabilities and non-controlling interests. These balances are derived from the company’s IFRS balance sheets and adjusted to exclude deferred income taxes and to include adjustments to reflect the fair value of assets and liabilities that are carried at historical book values or otherwise not recognized in the company’s IFRS balance sheets. Common equity on this basis is referred to as net tangible asset value.

Intrinsic value includes net tangible asset value, as represented by its invested capital, as well as the value attributed to the company’s asset management franchise. Asset management franchise value represents management’s estimate of the value attributable to the company’s asset management activities that is not otherwise included in net tangible asset value, based on current capital under management, associated fee arrangements, and potential growth.

Total return, funds from operations, invested capital and intrinsic value and their per share equivalents are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The company provides additional information on the determination of funds from operations, invested capital and intrinsic value and a reconciliation between funds from operations and net income attributable to Brookfield shareholders and invested capital and intrinsic value and common equity in the Supplemental Information available at www.brookfield.com.

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Additional Information
The Letter to Shareholders and the company’s Supplemental Information for the year ended

December 31, 2011 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

The attached statements are based primarily on information that has been extracted from our unaudited financial statements for the year ended December 31, 2011, which have been prepared using IFRS. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with approximately
$150 billion in assets under management. We have over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. We have a range of public and private investment products and services, which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets where we operate. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of our web site at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “continue,” “expect,” “believe,” “think,” “focus,” “goal,” “advance,” “grow,” and derivations thereof and other expressions, including conditional verbs such as “may,” “would,” and “should,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to the following: our focus on increasing cash flow through organic growth and opportunistic acquisitions; the growth of our operations as the economy recovers; the increase in the cash we generate and the value of our assets; capital campaigns for our private funds; our distribution policy and the payment of dividends; the potential launch of a flagship public entity for our property group; the expansion of our rail lines in Australia; the future performance of the residential homebuilding, lumber and natural gas sectors; the expansion of our Australian coal terminal; the construction of our electricity transmission project in Texas; the development of renewable energy projects in North America and Brazil; our commercial office development activities in North America, Australia and the UK; and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include the following: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including the ability to acquire or develop high quality assets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which we operate; availability of new tenants to fill property vacancies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by us with the securities regulators in Canada and the United States, including our most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results are not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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STATEMENTS OF INVESTED CAPITAL AND INTRINSIC VALUE1,2

(Unaudited)
As at December 31 US millions	2011	2010
Assets
Operating platforms
Property	$11,109	$7,527
Renewable Power	7,977	7,492
Infrastructure	2,600	1,905
Private equity	4,530	4,721
Cash and financial assets	1,461	1,543
Asset management services and other assets3	7,193	6,719
	$34,870	$29,907

Liabilities
Corporate borrowings	$3,701	$2,905
Subsidiary borrowings	988	858
Other liabilities	1,287	1,556

Capitalization
Capital securities	656	669
Shareholders’ equity
Preferred equity	2,140	1,658
Common equity at intrinsic value4	26,098	22,261
	28,894	24,588
	$34,870	$29,907

Notes:

1.
The statements above differ from the company’s Consolidated Balance Sheets contained in its financial statements, which are prepared in accordance with IFRS. See Basis of Presentation on page 4 of this news release. Readers are encouraged to consider both bases of presentation in assessing Brookfield Asset Management’s financial position and to refer to the company’s Financial Review and Supplemental Information, available at www.brookfield.com, which enables a reconciliation between these two bases of presentation.

2.	Invested capital and intrinsic value are non-IFRS measures.
3.	Includes asset management franchise value.
4.	Intrinsic value includes $4,250 million (2010 ‒ $4,000 million) of value ascribed to our asset management franchise.

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CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three Months Ended		Years Ended
For the periods ended December 31 US millions (except per share amounts)	2011	2010	2011	2010
Total revenues	$4,122	$3,666	$15,921	$13,623

Asset management services	98	126	388	365
Revenues less direct operating costs
Property	495	364	1,678	1,495
Renewable Power	146	188	740	748
Infrastructure	182	76	756	221
Private equity	206	135	538	628
Equity accounted income	584	376	2,205	765
Investment and other income	73	73	328	503
	1,784	1,338	6,633	4,725
Expenses
Interest	620	513	2,352	1,829
Operating costs	129	121	481	417
Current income taxes	17	13	97	97
Net income prior to other items	1,018	691	3,703	2,382
Other items
Fair value changes	410	1,605	1,286	1,651
Depreciation and amortization	(228)	(215)	(904)	(795)
Deferred income tax	(240)	(10)	(411)	(43)
Net income	$960	$2,071	$3,674	$3,195

Net income attributable to:
Brookfield shareholders	$588	$1,089	$1,957	$1,454
Non-controlling interests	372	982	1,717	1,741
	$960	$2,071	$3,674	$3,195

Net income per share
Diluted	$0.86	$1.80	$2.89	$2.33
Basic	$0.90	$1.86	$3.00	$2.40
Note:

The foregoing table includes the results attributable to non-controlling interests whereas the corporation’s segmented operating results discussed elsewhere do not.

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RECONCILIATION OF COMPREHENSIVE INCOME TO TOTAL RETURN1

(Unaudited)	Three Months Ended		Years Ended
For the periods ended December 31 US millions (except per share amounts)	2011	2010	2011	2010
Net income attributable to Brookfield shareholders (see page 7)2	$588	$1,089	$1,957	$1,454
Other comprehensive income (loss)2	1,544	(424)	795	(226)
Comprehensive income2	2,132	665	2,752	1,228
remove impact of:
Deferred income taxes2	389	(385)	102	(422)
Foreign currency revaluations2	(158)	(186)	443	(276)
add impact of:
Fair value changes not included in IFRS	(466)	347	154	1,599
	1,897	441	3,451	2,129
less: preferred share dividends	(29)	(22)	(106)	(75)
Total return3	$1,868	$419	$3,345	$2,054
– Per share	$2.98	$0.66	$5.33	$3.23

(Unaudited)	Three Months Ended		Years Ended
For the periods ended December 31 US millions	2011	2010	2011	2010
Total return consists of
Funds from operations	$271	$161	$1,052	$1,106
Valuation gains	1,626	280	2,399	1,023
less: preferred share dividend	(29)	(22)	(106)	(75)
	$1,868	$419	$3,345	$2,054

Notes:

1.	See Basis of Presentation on page 4.
2.	Excludes amounts attributable to non-controlling interests.
3.	Non-IFRS measure.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

(Unaudited)	Three Months Ended		Years Ended
For the periods ended December 31 US millions	2011	2010	2011	2010
Net income prior to other items (see page 7)	$1,018	$691	$3,703	$2,382
Adjust for: fair value changes within equity accounted income	(425)	(244)	(1,529)	(271)
Disposition gains recorded in equity under IFRS	18	—	181	85
	611	447	2,355	2,196
Non-controlling interest	(340)	(286)	(1,303)	(1,090)
Funds from operations2	$271	$161	$1,052	$1,106

Notes:

1.	See Basis of Presentation on page 4.
2.	Non-IFRS measure.

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